SCOTT WILSON RPA

www.rpacan.com
www.scottwilson.com

Suite 501
55 University Avenue
P.O. Box 55
Toronto, Ontario M5J 2H7
Tel: (416) 947-0907
Fax: (416) 947-0395
Email: Graham.Clow@scottwilson.com

April 2, 2007

TO: British Columbia Securities Commission
Alberta Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers du Québec
Toronto Securities Commission
The United States Securities Commission
American Stock Exchange

Dear Sirs/Mesdames:

RE: Aurizon Mines Ltd.
Annual Information Form for the Fiscal Year Ended December 31, 2006
Annual Report on Form 40-F

I refer to the Annual Information Form for the Fiscal Year Ended December 31, 2006 (the "AIF") dated April 2, 2007, and to the Annual Report on Form 40-F for the Fiscal Year Ended December 31, 2006 (the "**Form 40-F**"), both of Aurizon Mines Ltd. (the "**Corporation**").

I hereby consent to the reliance in the AIF and in the Form 40-F, on the report entitled "Technical Report on the Casa Berardi Project" dated October 26, 2005 (the "**Report**") prepared by Roscoe Postle Associates Inc. (now known as Scott Wilson Roscoe Postle Associates Inc.) and to the reference to the undersigned in the AIF as the supervising author of the Report.

I confirm that I have read the AIF and the Form 40-F and that they fairly and accurately represent the information in the Report.

Yours truly,

Graham G. Clow, Managing Director, on behalf of himself and on behalf of Scott Wilson Roscoe Postle Associates Inc.